Exhibit 21.1

List of Subsidiaries

Subsidiary	Ownership percentage	Jurisdiction of incorporation or organization
Recro Gainesville, LLC	100%	Massachusetts
Recro Gainesville Development, LLC	100%	Delaware
IriSys, LLC	100%	California